EXHIBIT 99.3

2009 AUDITED ANNUAL FINANCIAL STATEMENTS

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategy and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	net revenue;
•	future production levels;
•	exploration plans;
•	development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other costs;
•	royalty rates;
•	Vermilion's additional future payment in connection with the Corrib acquisition;
•	the timing of first commercial gas from the Corrib field;
•	the decision of the Corrib joint venture consortium to drill an exploratory well at the Corrib field and the timing thereof; and
•	estimate of Vermilion’s share of the expected gas rates from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of the Trust to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of the Trust to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of the Trust to obtain financing on acceptable terms;
•	currency, exchange and interest rates; and
•	future oil and gas prices.

Although the Trust believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Trust can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Trust and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and gas deposits;
•	risks inherent in the Trust's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	the Trust's ability to enter into or renew leases;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;

2009 Audited Annual Financial Statements – Exhibit 99.3

DISCLAIMER (Continued)

•	the ability of the Trust to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against the Trust; and
•	other risks and uncertainties described elsewhere in this document or in the Trust's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

2009 Audited Annual Financial Statements – Exhibit 99.3

MANAGEMENT’S REPORT TO UNITHOLDERS

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Trust are the responsibility of management and have been approved by the Board of Directors of Vermilion Resources Ltd., on behalf of the Trust. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date.  Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Trust’s Independent Registered Chartered Accountants, have conducted an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte & Touche LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management’s Discussion and Analysis and the Report of Independent Registered Chartered Accountants before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A Company’s internal control system is designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Based on this evaluation, management concluded that the Trust’s system of internal control over financial reporting was effective as of December 31, 2009.

Deloitte & Touche LLP audited our consolidated financial statements as stated in their report which is on page 5 of this Exhibit 99.3 of Form 40-F and has issued an attestation report on our internal control over financial reporting.

(“Lorenzo Donadeo”)                                                                            (“Curtis W. Hicks”)

Lorenzo Donadeo                                                                                    Curtis W. Hicks
President & Chief Executive Officer                                                      Executive Vice President & Chief Financial Officer
March 12, 2010

2009 Audited Annual Financial Statements – Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Vermilion Resources Ltd. and
Unitholders of Vermilion Energy Trust:

We have audited the consolidated balance sheets of Vermilion Energy Trust and subsidiaries (the “Trust”) as at December 31, 2009 and 2008 and the consolidated statements of earnings, comprehensive income and retained earnings and cash flows for the years then ended.  These financial statements are the responsibility of the Trust's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Vermilion Energy Trust and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2010 expressed an unqualified opinion on the Trust’s internal control over financial reporting.

(“Deloitte & Touche LLP”)

Independent Registered Chartered Accountants
Calgary, Canada
March 12, 2010

2009 Audited Annual Financial Statements – Exhibit 99.3

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Trust’s financial statements, such as the changes described in Notes 3 and 22  to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust, dated March 12, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(“Deloitte & Touche LLP”)

Independent Registered Chartered Accountants
Calgary, Canada
March 12, 2010

2009 Audited Annual Financial Statements – Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust:

We have audited the internal control over financial reporting of Vermilion Energy Trust and subsidiaries (the “Trust”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Trust and our report dated March 12, 2010 expressed an unqualified opinion on these consolidated financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles that have a material effect on the comparability of the consolidated financial statements.

(“Deloitte & Touche LLP”)

Independent Registered Chartered Accountants
Calgary, Canada
March 12, 2010

2009 Audited Annual Financial Statements – Exhibit 99.3

Consolidated Balance Sheets
December 31
(Thousands of Canadian dollars)

	2009	2008
ASSETS
Current
Cash and cash equivalents (Notes 2 and 18)	$99,066	$67,231
Short-term investments (Note 2)	15,895	9,491
Accounts receivable	117,051	123,794
Crude oil inventory	5,235	12,167
Derivative instruments (Note 13)	8,217	11,638
Prepaid expenses and other	11,422	15,852
	256,886	240,173
Derivative instruments (Note 13)	7,896	3,566
Future income taxes (Note 8)	119,714	-
Long-term investments (Notes 4 and 16)	4,342	63,752
Goodwill	19,840	19,840
Reclamation fund (Note 6)	69,003	63,399
Capital assets (Notes 4 and 5)	1,606,995	1,407,629
	$2,084,676	$1,798,359
LIABILITIES
Current
Accounts payable and accrued liabilities	$197,633	$179,312
Distributions payable to unitholders	15,109	13,340
Derivative instruments (Note 13)	1,772	-
Income taxes payable	2,366	57,623
Future income taxes (Note 8)	683	-
	217,563	250,275
Long-term debt (Note 7)	159,723	197,651
Amount due pursuant to acquisition (Note 4)	111,402	-
Asset retirement obligations (Note 6)	237,110	265,101
Future income taxes (Note 8)	218,764	245,799
	944,562	958,826
Non-controlling interest - exchangeable shares (Note 10)	100,824	84,523
UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 9)	711,667	444,353
Contributed surplus (Note 9)	30,413	29,698
Retained earnings	297,210	280,959
	1,039,290	755,010
	$2,084,676	$1,798,359

APPROVED BY THE BOARD

(“W. Kenneth Davidson”)	(“Lorenzo Donadeo”)

W. Kenneth Davidson, Director	Lorenzo Donadeo, Director

2009 Audited Annual Financial Statements – Exhibit 99.3

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
Years Ended December 31
(Thousands of Canadian dollars, except unit and per unit amounts)

	2009	2008
REVENUE
Petroleum and natural gas revenue	$639,751	$1,001,905
Royalties	(97,632)	(130,828)
	542,119	871,077
EXPENSES AND OTHER (INCOME) EXPENSE
Operating	139,606	143,538
Transportation	18,939	23,545
Unit based compensation (Note 11)	18,196	18,388
(Gain) on derivative instruments (Note 13)	(4,526)	(2,477)
Interest	13,268	16,331
General and administration	31,192	24,837
Foreign exchange (gain) loss	(39,894)	47,110
Other (income) expense	(8,021)	5,261
Depletion, depreciation and accretion	248,726	255,473
	417,486	532,006
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	124,633	339,071

INCOME TAXES (NOTE 8)
Future	(30,963)	4,003
Current	29,429	83,804
	(1,534)	87,807
OTHER ITEMS
Non-controlling interest - exchangeable shares (Note 10)	17,977	22,526
(Gain) related to equity method investment (Note 4)	(77,308)	(451)
	(59,331)	22,075
NET EARNINGS AND COMPREHENSIVE INCOME	185,498	229,189
Retained earnings, beginning of year	280,959	217,209
Distributions declared (Note 9)	(166,385)	(158,674)
Repurchase of units (Note 9)	-	(931)
Unit-settled distributions on vested unit based awards (Note 9)	(2,862)	(5,834)

RETAINED EARNINGS, END OF YEAR	$297,210	$280,959

NET EARNINGS PER TRUST UNIT (NOTE 12)
Basic	$2.56	$3.30
Diluted	$2.53	$3.23

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING (NOTE 12)
Basic	72,405,606	69,548,183
Diluted	80,569,607	78,018,769

2009 Audited Annual Financial Statements – Exhibit 99.3

Consolidated Statements of Cash Flows
Years Ended December 31
(Thousands of Canadian dollars)

	2009	2008
OPERATING
Net earnings	$185,498	$229,189
Adjustments:
Depletion, depreciation and accretion	248,726	255,473
Change in unrealized gains and losses and accruals relating to derivative contracts (Note 13)	863	(13,102)
Unit based compensation	18,196	18,388
(Gain) related to equity method investment	(77,308)	(451)
Unrealized foreign exchange (gain) loss	(40,374)	52,579
Non-controlling interest - exchangeable shares	17,977	22,526
Change in unrealized gains and losses and accruals included in other (income) expense relating to investments	(8,052)	5,361
Proceeds from held for trading investments	2,674	-
Future income taxes	(30,963)	4,003
	317,237	573,966
Asset retirement costs incurred (Note 6)	(10,139)	(10,200)
Changes in non-cash operating working capital (Note 14)	(76,782)	96,369
Cash flows from operating activities	230,316	660,135

INVESTING
Drilling and development of petroleum and natural gas properties	(194,666)	(186,836)
Acquisition of petroleum and natural gas properties	(159,536)	(46,466)
Corporate acquisition, net of cash acquired	-	(1,764)
Purchase of short-term investments	(6,404)	(9,491)
Long-term investment (Note 4)	136,479	(627)
Contributions to reclamation fund (Note 6)	-	(10,378)
Changes in non-cash investing working capital (Note 14)	(1,631)	(179)
Cash flows used in investing activities	(225,758)	(255,741)

FINANCING
Decrease in long-term debt	(37,053)	(258,836)
Issue of trust units for cash (Note 9)	240,178	3,740
Issue of trust units pursuant to the distribution reinvestment plan	-	18,453
Cash distributions	(164,616)	(158,128)
Repurchase of units	-	(1,213)
Cash flows from (used in) financing activities	38,509	(395,984)
Foreign exchange (loss) gain on cash held in foreign currencies	(11,232)	10,953

Net change in cash and cash equivalents	31,835	19,363
Cash and cash equivalents, beginning of year	67,231	47,868
Cash and cash equivalents, end of year (Note 18)	$99,066	$67,231

Supplementary information - cash payments
Interest paid	$12,301	$14,905
Income taxes paid	$84,686	$27,699

2009 Audited Annual Financial Statements – Exhibit 99.3

Notes to the Consolidated Financial Statements - Years Ended December 31, 2009 and 2008
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS)

1.     BASIS OF PRESENTATION

Vermilion Energy Trust (the “Trust” or “Vermilion”) is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created in 2003 pursuant to a trust indenture (“Trust Indenture”).  Computershare Trust Company of Canada has been appointed trustee under the Trust Indenture.  The beneficiaries of the Trust are the holders of trust units.

As a result of the completion of a Plan of Arrangement, former holders of common shares of Vermilion Resources Ltd. (“Resources” or the “Company”), received units of the Trust, exchangeable shares of the Company or a combination thereof, in accordance with the elections made by such holders.  The Company became a subsidiary of the Trust.  The Company is actively engaged in the business of oil and natural gas development, acquisition and production.

2.     SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Trust and its subsidiaries, all of which are wholly owned, on a consolidated basis.  Inter-company account balances and transactions are eliminated upon consolidation.

The Trust currently has no variable interest entities of which it is the primary beneficiary and accordingly the consolidated financial statements do not include the accounts of any such entities.

Petroleum and Natural Gas Operations
The Trust uses the full-cost method of accounting for petroleum and natural gas operations and capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling on producing and non-producing properties, overhead costs related to exploration and development and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a 20% or greater change in the rate of depletion and depreciation.

Amortization of these costs plus future development costs to develop proved reserves is calculated on a country-by-country basis using the unit-of-production method based on estimated proved reserves, before royalties, as determined by independent engineers. The cost of significant unevaluated properties is excluded from the depletion and depreciation base. For the purpose of the depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Annually, the carrying value of the Trust’s petroleum and natural gas properties is compared to the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves on a country-by-country basis (the “ceiling test”).  If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the assets to the estimated net present value of future cash flows from proved plus probable reserves.  This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate.  Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment which is charged to earnings.

A significant portion of the exploration, development and production activities of the Trust are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Trust’s proportionate interest in such activities.

2009 Audited Annual Financial Statements – Exhibit 99.3

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Trust recognizes the estimated liability associated with an asset retirement obligation in the consolidated financial statements at the time the liability is incurred.  The estimated fair value of the asset retirement obligation is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted using the unit-of-production method over the life of the proved reserves.  The liability amount is increased each reporting period due to the passage of time and this accretion is charged to earnings in the period.  The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows or changes in the original estimated undiscounted costs.  Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded.

The amounts recorded for depletion and depreciation of property, plant and equipment are based on estimates.  The recoverability test associated with the Trust’s petroleum and natural gas properties is based on the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves.  The asset retirement obligation is based on estimated liabilities related to legal obligations associated with future retirement of property, plant and equipment.  By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

Cash and Cash Equivalents
Cash and cash equivalents include monies on deposit and guaranteed investments that have an original maturity date of not more than 90 days.

Short-Term Investments
Short-term investments are comprised of guaranteed investment certificates with an original maturity date of greater than 90 days.

Furniture and Equipment
Furniture and equipment are recorded at cost and are amortized on a declining-balance basis at rates of 20% to 50% per year.

Crude Oil Inventory
Inventories of crude oil, consisting of production for which title has not yet transferred to the buyer are valued at the lower of cost or net realizable value.  Cost is determined on a weighted-average basis.

Long-Term Investments
Investments in which the Trust has significant influence are accounted for using the equity basis of accounting whereby the carrying value of the investment is increased or decreased for the Trust’s percentage of net earnings or loss and reduced by dividends paid to the Trust.  In 2009 and 2008 only the Trust’s investment in Verenex Energy Inc. (“Verenex”) was subject to the equity basis of accounting.  On December 21, 2009, the Trust sold its investment in Verenex (see Note 4) and accordingly, as at December 31, 2009, the Trust did not have any investments which were subject to the equity basis of accounting.

Long-term investments over which the Trust does not have significant influence are carried at fair value.   Dividends received or receivable from the investments are included in the Trust’s net earnings, with no adjustment to the carrying amount of the investment.

Goodwill
Goodwill is tested for impairment at least annually by comparing the fair value of the reporting unit with its carrying amount.  If the carrying amount exceeds the fair value, an impairment loss is recognized for the excess.

Revenue Recognition
Revenues associated with the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the customer.  For Canadian natural gas production, legal title transfer occurs at the intersection of major pipelines (referred to as the “Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the well head.  In Australia, oil is sold at the Wandoo B Platform, in the Netherlands natural gas is sold at the plant gate and in France oil is sold when delivered to the pipeline or when delivered to the refinery via tanker.

2009 Audited Annual Financial Statements – Exhibit 99.3

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments
Cash and cash equivalents and short-term investments are classified as held for trading and are measured at fair value.  A gain or loss arising from a change in the fair value is recognized in net earnings in the current period.

Accounts receivable are classified as loans and receivables and are initially measured at fair value and are then subsequently measured at amortized cost.  The carrying value approximates the fair value due to the short-term nature of these instruments.

Accounts payable and accrued liabilities, distributions payable to unitholders, long-term debt and amount due pursuant to acquisition, have been classified as other financial liabilities and are initially recognized at fair value and subsequently are measured at amortized cost.  Transaction costs and discounts are recorded against the fair value of long-term debt on initial recognition.

All derivative, debt and equity security investments not subject to consolidation or equity method accounting have been classified as held for trading and are measured at fair value.  Accordingly, gains and losses are reflected in net income in the period in which they arise.  Gains and losses associated with the Trust’s investments in debt and equity securities are included in other (income) expense in the consolidated statements of earnings.

Unit Compensation
The Trust has unit based long-term compensation plans for directors, officers and employees of the Trust and its subsidiaries. Unit compensation expense is measured based on the fair value of the award at the date of grant.  Unit compensation expense is deferred and recognized in earnings over the vesting period of the awards with a corresponding adjustment to contributed surplus.

Upon vesting or exercise, the amount previously recognized in contributed surplus together with any consideration paid is recorded as an increase in unitholders’ capital.   The Trust has not incorporated an estimated forfeiture rate for awards that will not vest and instead the Trust accounts for forfeitures as they occur.

Per Unit Amounts
Net earnings per unit are calculated using the weighted-average number of units outstanding during the period.  Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit based compensation and include the weighted-average number of exchangeable shares outstanding converted at the exchange ratio at the end of each period.  The treasury stock method assumes that the aggregate of the proceeds received from the exercise of “in the money” trust unit rights and the deemed proceeds related to unrecognized unit based compensation expense are used to repurchase units at the average market price during the period.  Trust unit awards outstanding are converted at estimated performance factors.

Foreign Currency Translation
The financial position and results of foreign subsidiaries, all of which are considered to be integrated, are translated on the following basis:

-      Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates;
-      Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates; and
-	Sales, other revenues, royalties and all other expenses are translated at an appropriately weighted average exchange rate.

Any resulting foreign exchange gains and losses are included in earnings.

2009 Audited Annual Financial Statements – Exhibit 99.3

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
Future income taxes are calculated using the liability method whereby income tax liabilities and assets are recognized for the estimated tax consequences attributable to temporary differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax bases using substantively enacted income tax rates in the respective jurisdictions that will be in effect when the differences are expected to reverse.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period in which the related legislation is substantively enacted.

The Trust is subject to current income taxes in France, the Netherlands and Australia based on the tax legislation of each respective country.

Exchangeable Shares - Non-controlling Interest
The exchangeable shares issued pursuant to the Plan of Arrangement were initially recorded at their pro-rata percentage of the carrying value of Resources’ equity.  When the exchangeable shares are converted into trust units, the conversion is recorded as an acquisition of the non-controlling interest at fair value and is accounted for as a step acquisition.  Upon conversion of the exchangeable shares, the fair value of the trust units issued is recorded in unitholders’ capital, and the difference between the carrying value of the non-controlling interest and the fair value of the trust units is recorded as capital assets, or goodwill as appropriate.

Capitalized Interest
Borrowing costs that are directly attributable to the acquisition or construction of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset.

3.     NEW ACCOUNTING POLICIES

On January 1, 2009, the Trust adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets” which replaced Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”.  Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset.  The adoption of this standard did not impact the Trust’s consolidated financial statements.

Effective January 1, 2009, the Trust adopted EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This abstract concludes that for all financial assets and liabilities measured at fair value, including derivative instruments, an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining fair value.  The adoption of this abstract did not impact the Trust’s consolidated financial statements.

On July 1, 2009, the Trust adopted the amendments to Section 3855 “Financial Instruments – Recognition and Measurement”.  The amendments clarify that reclassification out of the held for trading category of an embedded derivative in a contract that can not be measured separately is prohibited.  The adoption of this amendment did not have an impact on the Trust’s consolidated financial statements.

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures” to require certain additional disclosures relating to the determination of fair values. The amendments require that an entity disclose a fair value hierarchy classification for each class of financial instruments. The amendments are effective for annual financial statements ending on or after September 30, 2009 and these financial statements reflect the additional disclosure requirements. As the amendments relate strictly to disclosure, they did not have a material impact on the financial statements of the Trust.

2009 Audited Annual Financial Statements – Exhibit 99.3

4.     ACQUISITIONS AND DISPOSITIONS

a)      Corrib Acquisition

On July 30, 2009, the Trust completed its previously announced acquisition of an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland for cash consideration of $136.8 million.  Pursuant to the terms of the acquisition agreement, the Trust will make an additional future payment to the vendor, the amount of which will be between US $135 million and US $300 million depending on the date when first commercial gas is achieved. Management currently expects that first commercial gas will be achieved by the end of 2012.

To reflect the future payment due to the vendor, the Trust has recognized a non-current liability which was determined by calculating the expected value of the payment based on management’s initial estimate at the date of acquisition that first commercial gas would occur at the end of 2011 and then discounting the resulting amount.  The discount rate used to present value this obligation was 8%, which is the Trust’s best estimate of the interest rate that would result from an arm’s length borrowing transaction associated with the purchase of these assets.  During the year ended December 31, 2009, $3.2 million of interest expense associated with the unwinding of the discount on this obligation was capitalized.  The cost of this acquisition, which is not a business combination for accounting purposes, was allocated as follows:

Capital assets	$304,564
Future income tax assets	67,299
Asset retirement obligation	(9,788)
Working capital	(57,507)
Total consideration	$304,568

Comprised of:
Cash	$136,832
Present value of estimated future payment due to vendor	167,736
Total consideration	$304,568

As a result of revised estimates associated with the timing of first commercial gas subsequent to the compilation of the purchase price allocation above, management prospectively adjusted the discounted amount of consideration due to the vendor.  This adjustment resulted in a decrease in the discounted amount due to the vendor of $56.3 million, a decrease in the value of capital assets of $75.7 million and an increase in associated future income tax assets of $18.8 million.  These adjustments are reflected in the Trust’s consolidated balance sheet at December 31, 2009.

b)      Disposition of Verenex and Related Party Transaction

On December 21, 2009, Vermilion completed the previously announced sale of its 18.8 million shares of Verenex, representing the Trust’s entire investment in that entity, at $7.29 per share resulting in net proceeds of $136.5 million.  The gain associated with this sale transaction was $80.5 million and is reflected as a gain related to equity method investment on the consolidated statement of earnings.  Also included within the gain related to equity method investment on the consolidated statement of earnings is the equity method loss of $3.2 million for the period prior to the sale transaction.

During the first quarter of 2009, the Trust acquired a gross overriding royalty (“GORR”) from Verenex for cash consideration of $4.5 million.  At the time, the Trust owned 42% of Verenex.  The transaction was accounted for at the exchange amount and is recorded as acquisition of petroleum and natural gas properties on the consolidated statement of cash flows.

c)      Canada Acquisition

On January 31, 2008, the Trust completed a Canadian acquisition of natural gas producing assets and gross-overriding royalties on oil producing properties for cash consideration of $44.1 million:

The purchase price relating to this asset acquisition was allocated as follows:

Capital assets	$46,057
Asset retirement obligation	(1,931)
Total consideration	$44,126

2009 Audited Annual Financial Statements – Exhibit 99.3

5.     CAPITAL ASSETS

2009	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	$2,929,311	$1,325,568	$1,603,743
Furniture and equipment	12,450	9,198	3,252
	$2,941,761	$1,334,766	$1,606,995

2008	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	$2,502,539	$1,098,127	$1,404,412
Furniture and equipment	11,561	8,344	3,217
	$2,514,100	$1,106,471	$1,407,629

As at December 31, 2009, the Trust excluded $20.4 million (2008 - $nil) of undeveloped properties from the depletion and depreciation calculation.  During the year, the Trust capitalized $4.2 million (2008 - $4.4 million) of overhead costs related to exploration and development activities.

The Trust performed ceiling tests at December 31, 2009 and 2008 to assess whether the carrying value of petroleum and natural gas properties and equipment is recoverable.  Based on the calculations, the undiscounted future cash flows from the Trust’s proved reserves exceeded the carrying values of the Trust’s petroleum and natural gas properties and equipment at December 31, 2009 and 2008 and therefore, the carrying values are considered recoverable.

The benchmark prices used in the December 31, 2009 calculations are as follows:

CDN$/BOE	Canada	France	Netherlands	Australia	Ireland
2010	$48.68	$73.17	$52.22	$82.63	$-
2011	$52.92	$75.98	$61.65	$85.79	$-
2012	$54.35	$78.81	$60.57	$88.95	$-
2013	$55.15	$81.64	$60.99	$92.11	$61.16
2014	$56.31	$84.35	$63.08	$95.27	$63.17
2015	$57.46	$85.87	$64.36	$97.20	$64.41
2016	$59.56	$87.40	$65.67	$99.18	$65.67
2017	$62.61	$89.01	$67.00	$101.19	$66.95
2018	$65.77	$90.68	$68.37	$103.25	$68.27
2019	$67.65	$92.36	$69.75	$105.35	$69.60
Average increase thereafter	2.0%	2.0%	2.0%	2.0%	2.0%

2009 Audited Annual Financial Statements – Exhibit 99.3

6.     ASSET RETIREMENT OBLIGATIONS AND RECLAMATION FUND

The asset retirement obligations were determined based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities.  The Trust has estimated the net present value of its asset retirement obligations to be $237.1 million as at December 31, 2009 (2008 - $265.1 million) based on a total undiscounted future liability after inflation adjustment of $857.2 million (2008 - $948.2 million).  These payments are expected to be made over the next 46 years with the majority of the costs being incurred between 2010 and 2041.  The Trust used a credit adjusted risk free rate of 8% and inflation rates between 1.5% and 1.8% to calculate the present value of the asset retirement obligations.

The following table reconciles the change in the Trust’s asset retirement obligations:

	2009	2008
Carrying amount, beginning of year	$265,101	$163,374
Increase in liabilities in the period	10,173	2,487
Disposition of liabilities in the period	(10,139)	(10,200)
Change in estimate	(24,456)	66,576
Accretion expense	20,255	14,468
Foreign exchange	(23,824)	28,396
Carrying amount, end of year	$237,110	$265,101

During the years ended December 31, 2009 and 2008, the Trust reviewed its estimates of the expected costs to reclaim the net interest in its wells and facilities.  Accordingly, Vermilion adjusted its asset retirement obligations to reflect these revised estimates and the resulting change is categorized as change in estimate in the table above.

The Trust has set aside funds for the future payment of its estimated asset retirement obligations.  In 2009, the Trust did not contribute funds to the reclamation fund (2008 – contribution of $10.4 million).

The Trust’s reclamation fund investments consist of:

	2009	2008
Cash and short term investments, at fair value	$22,028	$21,700
Equity and debt securities, at fair value	46,975	41,699
	$69,003	$63,399

A portion of the cash and short term investments as well as all of the equity and debt securities which comprise the reclamation fund are professionally managed by third parties.

7.     LONG-TERM DEBT

As at December 31, 2009, the Trust had syndicated credit facilities allowing for maximum borrowings of $675 million comprised of a revolving facility and an acquisition facility.  The revolving period under the revolving credit facility is expected to expire in June 2010 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  The acquisition facility is a non-revolving, non-extendible facility permitting maximum borrowings of $100 million and is expected to mature in June 2010.  Various borrowing options are available under the facilities including prime rate based advances and bankers’ acceptance loans.

The credit facilities are secured by various fixed and floating charges against subsidiaries of the Trust.  Under the terms of the revolving credit facility, the Trust must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.  Borrowings under the acquisition facility are subject to certain conditions including unanimous approval of all banks in the syndicate.

The amount available to the Trust under these facilities is reduced by outstanding letters of credit totalling $85.1 million as at December 31, 2009 associated with the Trust’s operations.  Through December 31, 2009, the Trust had not drawn on the acquisition facility.  Subsequent to December 31, 2009, the Trust obtained a financial guarantee from a third party to backstop a substantial portion of the Trust’s letters of credit.  This allows Vermilion to maintain access to substantially all of its available credit facility.

2009 Audited Annual Financial Statements – Exhibit 99.3

8.     INCOME TAXES

The net future income tax liability at December 31, 2009 and 2008 is comprised of the following:

	2009	2008
Future income tax liabilities:
Capital assets	$(223,918)	$(264,189)
Derivative contracts	(4,346)	(4,672)
Partnership income deferral	-	(18,120)
Asset retirement obligation	(41,602)	(4,630)
Basis difference of investments	(1,090)	-
Other	-	(3,678)
Unrealized foreign exchange	(11,305)	(193)
Future income tax assets:
Capital assets	67,403	-
Non-capital losses	66,145	49,491
Partnership loss deferral	12,449	-
Basis difference of investments	-	62
Other	1,298	-
Share issue costs	2,011	130
Asset retirement obligation	33,222	-
Net future income tax (liability)	$(99,733)	$(245,799)
Comprised of:
Non-current future income tax asset	$119,714	$-
Current future income tax liability	(683)	-
Non-current future income tax liability	(218,764)	(245,799)
Net future income tax (liability)	$(99,733)	$(245,799)

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 29.00% (2008 – 29.50%), as follows:

	2009	2008
Earnings before income taxes and non-controlling interest	$201,941	$339,522
Canadian corporate tax rate	29.00%	29.50%
Expected tax expense	58,563	100,159
Increase (decrease) in taxes resulting from:
Income attributable to the unitholders	(48,252)	(46,809)
Tax incentive programs	(5,645)	-
Foreign tax rate differentials 1	4,390	2,735
Unit compensation expense	5,277	5,425
Amended returns and pool estimate variances	137	1,722
Foreign exchange	(11,624)	12,525
Statutory rate changes	791	-
Other	1,526	6,226
Adjustment for capitalized interest	800	-
Adjustment to provisions for tax positions taken	3,340	5,824
Non-taxable portion of capital gains	(10,837)	-
Provision for income taxes	$(1,534)	$87,807
1 The corporate tax rate is 34.4% in France, 43.2% in the Netherlands, 30.0% in Australia and 25.0% in Ireland.

2009 Audited Annual Financial Statements – Exhibit 99.3

9.     UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

Number of Units		Amount
Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2007	67,335,427	$380,941
Distribution reinvestment plan	521,839	18,453
Issued on conversion of exchangeable shares (Note 10)	600,697	17,766
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,630,943	3,740
Transfer from contributed surplus for unit based awards	-	17,304
Trust units issued for bonus plan	18,555	597
Unit-settled distributions on vested unit based awards	150,908	5,834
Unit buyback	(45,600)	(282)
Balance as at December 31, 2008	70,212,769	$444,353
Issued on conversion of exchangeable shares (Note 10)	132,569	4,048
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	945,982	2,817
Transfer from contributed surplus for unit based awards	-	16,846
Trust units issued for bonus plan	23,790	635
Unit-settled distributions on vested unit based awards	116,918	2,862
Unit issuance	8,091,000	240,106
Balance as at December 31, 2009	79,523,028	$711,667

	2009	2008
Contributed Surplus
Opening balance	$29,698	$29,211
Unit compensation expense (excluding bonus plan)	17,561	17,791
Transfer to unitholders’ capital for unit based awards	(16,846)	(17,304)
Ending balance	$30,413	$29,698

On October 30, 2009, the Trust completed the sale of 7,282,000 trust units at $30.90 per trust unit which resulted in net proceeds of $213.8 million after deducting the underwriters’ fee.  The underwriters subsequently exercised the over-allotment option associated with the offering resulting in the issuance of an additional 809,000 trust units for $23.8 million in net proceeds.

Cash distributions declared to unitholders for the year ended December 31, 2009 were $166.4 million (2008 - $158.7 million).  Distributions are determined by the Board of Directors in accordance with the Trust Indenture and are paid monthly.

In December 2009, Vermilion reinstated its distribution reinvestment plan beginning with the January 15, 2010 distribution.  The plan allows eligible holders of trust units to purchase additional trust units at a 5% discount to market by reinvesting their cash distributions.  The plan had previously been suspended in May 2008.

In October 2008, the Trust acquired and then cancelled 45,600 of its own trust units pursuant to a normal course issuer bid.  The cost to acquire these trust units was $1.2 million and this transaction resulted in a decrease to unitholders’ capital and retained earnings of $0.3 million and $0.9 million respectively.

2009 Audited Annual Financial Statements – Exhibit 99.3

10.   NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Upon conversion to a Trust, 6.0 million exchangeable shares of the Company were issued.  The exchangeable shares are mandatorily converted into trust units upon redemption by the shareholder.   The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.
The conversion of exchangeable shares occurs based on the exchange ratio which is adjusted monthly to reflect the distributions paid on trust units.  Cash distributions are not paid on exchangeable shares.

The non-controlling interest on the consolidated balance sheets consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

The following table summarizes the change in the outstanding exchangeable share balance:

	2009	2008
Exchangeable Shares
Opening number of exchangeable shares	4,085,605	4,457,473
Exchanged for trust units	(76,352)	(371,868)
Ending balance	4,009,253	4,085,605
Ending exchange ratio	1.80065	1.66196
Trust units issuable upon conversion	7,219,261	6,790,112

The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

	2009	2008
Non-controlling interest, beginning of year	84,523	$68,576
Reduction of book value for conversion to trust units	(1,676)	(6,579)
Current period net earnings attributable to non-controlling interest	17,977	22,526
Non-controlling interest, end of year	100,824	$84,523

11.   UNIT COMPENSATION PLANS

Trust Unit Rights Incentive Plan
In 2009, the remaining Trust Unit Rights Incentive Plan awards were exercised and as a result, no awards relating to this plan were outstanding as at December 31, 2009.  No awards had been issued under this plan since March 2005 when it was replaced by the Trust Unit Award Incentive Plan.

During the years ended December 31, 2009 and 2008, no compensation expense was recorded related to the Trust Unit Rights Incentive Plan as all awards were fully vested.  The following table summarizes information about the Trust’s outstanding unit rights:

2009			2008
		Grant Date		Grant Date
	Number of	Weighted Average	Number of	Weighted Average
	Unit Rights	Exercise Price	Unit Rights	Exercise Price
Opening balance	339,850	$18.40	1,148,616	$14.55
Exercised	(339,850)	$18.40	(808,766)	$12.93
Closing balance	-	$-	339,850	$18.40

2009 Audited Annual Financial Statements – Exhibit 99.3

11.   UNIT COMPENSATION PLANS (Continued)

Trust Unit Award Incentive Plan
In 2005, the Board of Directors established the Trust Unit Award Incentive Plan governing the issuance of unvested units of the Trust to directors, officers, employees and consultants of the Trust and its Affiliates.

Upon vesting, the grantee receives unrestricted units of the Trust, adjusted for cumulative distributions during the vesting period.  The number of units issued upon vesting is dependent upon the performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of awards originally granted.  Original awards to new employees vest in equal tranches over three years and subsequent grants vest after three years.

The fair value of awards is estimated at the date of grant using a Monte Carlo simulation and the resulting expense is recognized over the vesting period.  For the awards issued in 2009 and 2008, the following assumptions were used to estimate the fair value of the awards granted:

2009		2008
Risk-free interest rate	1.4%	2.7%
Range of expected volatilities	15.6% - 47.5%	12.0% - 45.1%
Expected life of award (years)	2.80	2.64
Fair value per award	$30.72	$41.96

The following table summarizes information about the Trust Unit Award Incentive Plan:

2009		2008
Opening balance	1,208,255	1,102,495
Granted	663,113	533,493
Vested	(382,239)	(407,113)
Forfeited	(71,815)	(20,620)
Closing balance	1,417,314	1,208,255

Compensation expense of $17.6 million was recorded during the year ended December 31, 2009 (2008 - $17.8 million) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan
In September 2006, the Board of Directors approved a new long-term incentive plan for certain employees not eligible to participate in the Trust Unit Award Incentive Plan, which provides for cash payments based on the market value of a trust unit.  The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted.

Compensation expense recognized is based on the closing market price of a trust unit and is remeasured at each reporting date.  The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement.

Compensation expense of $1.2 million has been recorded as general and administration expense during the year ended December 31, 2009 (2008 - $0.9 million).

2009 Audited Annual Financial Statements – Exhibit 99.3

12.   PER UNIT AMOUNTS

 Basic and diluted net earnings per trust unit have been determined based on the following:

	2009	2008
Net earnings	$185,498	$229,189
Non-controlling interest - exchangeable shares	17,977	22,526
Net earnings for diluted net earnings per trust unit calculation	$203,475	$251,715

Basic weighted average trust units outstanding	72,405,606	69,548,183
Dilutive impact of trust units issuable on conversion of exchangeable shares	7,279,431	7,108,202
Dilutive impact of unit rights incentive and trust unit award plans	884,570	1,362,384
Diluted weighted average trust units outstanding	80,569,607	78,018,769

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding.  Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit.  All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

13.  DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.  All transactions of this nature entered into by the Trust are related to an underlying financial position or to future petroleum and natural gas production. The Trust does not use derivative financial instruments for speculative purposes.  The Trust has elected to not designate any of its price risk management activities as accounting hedges and accounts for changes to fair value in net earnings for the period.  During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production.  The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption.

The Trust does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.  The following table summarizes the Trust’s outstanding financial derivative positions as at December 31, 2009.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
2010	US $0.00/bbl	1,500	$70.00 - $ 97.80
2010	US $1.00/bbl	1,500	$72.00 - $ 99.00
2010	US $1.00/bbl	1,500	$72.00 - $100.65
2010	US $1.50/bbl	750	$70.00 - $ 97.40
2010	US $1.50/bbl	750	$69.00 - $ 90.15
Call Spread - BRENT
2010	US $4.94/bbl	1,100	$65.00 - $ 85.00
2011	US $6.08/bbl	960	$65.00 - $ 85.00
2010	US $5.64/bbl	700	$65.00 - $ 85.00
2011	US $5.15/bbl	600	$65.00 - $ 85.00

2009 Audited Annual Financial Statements – Exhibit 99.3

13.   DERIVATIVE INSTRUMENTS (Continued)

Risk Management: Natural Gas	Funded Cost	GJ/d	$/bbl
SWAP - AECO
January 2010 to October 2011	$0.00/GJ	700	$5.13
Put – AECO
January 2010 to March 2010	$0.17/GJ	10,000	$4.50
January 2010 to March 2010	$0.17/GJ	4,000	$4.50
April 2010 to October 2010	$0.35/GJ	10,000	$4.50
Collar – AECO
April 2010 to October 2010	$0.25/GJ	2,000	$4.70 - $ 7.35

The following table reconciles the change in the fair value of the Trust’s derivative contracts:

	2009	2008
Fair value of contracts, beginning of year	$15,204	$2,102
Opening unrealized (gain) loss on contracts settled during the year	(11,959)	7,414
Realized gain (loss) on contracts settled during the year	5,389	(10,625)
Unrealized gain during the period on contracts outstanding at the end of the year	11,096	5,688
Net (receipt from) payment to counterparties on contract settlements during the year	(5,389)	10,625
Fair value of contracts, end of year	14,341	15,204
Comprised of:
Current derivative asset	8,217	11,638
Current derivative liability	(1,772)	-
Non-current derivative asset	7,896	3,566
Fair value of contracts, end of year	$14,341	$15,204

The (gain) on derivative instruments for the periods is comprised of the following:

	2009	2008
Realized (gain) loss on contracts settled during the year	$(5,389)	$10,625
Opening unrealized gain (loss) on contracts settled during the year	11,959	(7,414)
Unrealized (gain) during the period on contracts outstanding at the end of the year	(11,096)	(5,688)
(Gain) on derivative instruments for the year	$(4,526)	$(2,477)

Pursuant to a 2006 acquisition under which the vendor participates in a portion of the net price received by Vermilion from 2009 to 2011 inclusive, the Trust entered into a derivative transaction to economically offset a portion of the related potential future payments.  The associated derivative instruments are US $65.00 per barrel to US $85.00 per barrel dated Brent call spreads settling in 2010 and 2011.

The Trust has determined that any potential future payments under this provision would constitute additional consideration.  As the outcome of this provision could not be determined beyond a reasonable doubt and as the amount of the potential contingent consideration could not be reasonably estimated, no amount related to this provision was recognized as part of the purchase price at the date of acquisition.  If payments are made under this provision in future periods or if additional information becomes available that allows the Trust to determine the outcome of this provision beyond a reasonable doubt and reasonably estimate the amount of contingent consideration that will be paid, the Trust will recognize an adjustment to the purchase price on a prospective basis.  For the year ended December 31, 2009, no amounts were due to the vendor pursuant to this arrangement.

2009 Audited Annual Financial Statements – Exhibit 99.3

 14.  CASH FLOW INFORMATION

 The following details the changes in non-cash working capital:

	2009	2008
Accounts receivable	$6,743	$(3,901)
Crude oil inventory	6,932	(1,134)
Prepaid expenses and other	3,555	(4,182)
Accounts payable and accrued liabilities and income taxes payable	(96,790)	106,323
Foreign exchange	1,147	(916)
Changes in non-cash working capital	(78,413)	96,190

Changes in non-cash operating working capital	$(76,782)	$96,369
Changes in non-cash investing working capital	(1,631)	(179)
Changes in non-cash working capital	$(78,413)	$96,190

15.  SEGMENTED INFORMATION

The Trust has operations principally in Canada, France, the Netherlands, Australia and Ireland. The Trust’s entire operating activities are related to exploration, development and production of petroleum and natural gas.

	2009	2008
Petroleum and natural gas revenue
Canada	$152,087	$307,793
France	203,142	318,320
Netherlands	68,087	114,656
Australia	216,435	261,136
Ireland	-	-
	$639,751	$1,001,905
Net earnings
Canada	$25,635	$62,905
France	69,497	53,857
Netherlands	21,319	31,132
Australia	73,380	81,295
Ireland	(4,333)	-
	$185,498	$229,189
Capital expenditures
Canada	$75,973	$103,725
France	62,457	53,905
Netherlands	26,338	13,019
Australia	6,739	62,653
Ireland	182,695	-
	$354,202	$233,302
Total assets
Canada	$711,435	$779,634
France	575,426	587,979
Netherlands	180,803	136,403
Australia	250,780	294,343
Ireland	366,232	-
	$2,084,676	$1,798,359

2009 Audited Annual Financial Statements – Exhibit 99.3

16.  LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments as presented on the consolidated balance sheets:

	2009	2008
Portfolio investments, at fair value	$4,342	$4,579
Investment in Verenex, equity method (fair value - $nil, 2008 - $128.5 - million)	-	59,173
	$4,342	$63,752

In 2009, the Trust sold its equity ownership interest in Verenex (see Note 4).

17.  COMMITMENTS

The Trust has the following future commitments associated with its operating leases as at December 31, 2009:

	2010	2011	2012	2013	2014	Thereafter	Total
Payments by period	$4,439	$5,864	$6,845	$6,845	$6,845	$52,366	$83,204

In addition, the Trust has various other commitments associated with its business operations, none of which, in management’s view, are significant in relation to the Trust’s financial position.

18.  COMPONENTS OF CASH AND CASH EQUIVALENTS

Cash and cash equivalents as at December 31, 2009 and December 31, 2008 was comprised solely of monies on deposit with banks.

19.   CAPITAL DISCLOSURES

In managing capital, the Trust reviews whether fund flows from operations, (a non-GAAP measure, defined as cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred) is sufficient to pay for all capital expenditures, distributions, contributions to the reclamation fund and abandonment and reclamation expenditures.  To the extent that the forecasted fund flows from operations is not expected to be sufficient in relation to these expenditures, the Trust will evaluate its ability to finance any excess with debt, an issuance of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

As a part of the management of capital which the Trust defines as net debt and unitholders’ capital, Vermilion monitors the ratio of net debt (a non-GAAP measure, which is defined as long-term debt as shown on the consolidated balance sheets plus working capital) to fund flows from operations.

The Trust typically strives to maintain a ratio of net debt to fund flows from operations near 1.0.  In a commodity price environment where prices trend higher, the Trust may target a lower ratio and conversely, in a lower commodity price environment, the acceptable ratio may be higher.  At times, the Trust will use its balance sheet to finance acquisitions and in these situations, the Trust is prepared to accept a higher ratio in the short term but will implement a plan to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 18 months.  This plan could potentially include an increase in hedging activities, a reduction in capital spending, an issuance of equity and the utilization of excess fund flows from operations to reduce outstanding indebtedness.

2009 Audited Annual Financial Statements – Exhibit 99.3

19.  CAPITAL DISCLOSURES (Continued)

The following table calculates the Trust’s ratio of net debt to fund flows from operations:

	2009	2008
Long-term debt	$159,723	$197,651
Current liabilities	217,563	250,275
Current assets	(256,886)	(240,173)
Net debt [1]	$120,400	$207,753
Cash flows from operating activities	$230,316	$660,135
Changes in non-cash operating working capital	76,782	(96,369)
Asset retirement costs incurred	10,139	10,200
Fund flows from operations [2]	$317,237	$573,966
Ratio of net debt to fund flows from operations ([1] ÷ [2])	0.4	0.4

For the periods presented here, the ratio of net debt to fund flows from operations was 0.4.  The 2009 year end figure of 0.4 reflects the sale of Verenex and the equity offering which closed in the fourth quarter of 2009. As a result of expected capital spending associated with the acquisition of Corrib (see note 4), the Trust expects that its ratio of net debt to fund flows from operations will increase to within Vermilion’s target range.

In relation to its long-term debt, the Trust is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, amortization and other certain non-cash items).  During the periods covered by these financial statements, the Trust continued to comply with this externally imposed capital requirement.

20.  FINANCIAL INSTRUMENTS

The following table summarizes information relating to Vermilion’s financial instruments as at December 31, 2009 and December 31, 2008:

Classification of Financial Instruments

Class of Financial Instruments	Location on Consolidated Balance Sheet	Accounting Designation	Related Income or Expense Account on Statement of Earnings	Carrying Amount and Fair Value of Asset (Liability) as at:		Fair Value Measurement Hierarchy
				Dec 31, 2009	Dec 31, 2008
Cash	Cash and cash equivalents	HFT-B	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$99,066	$67,231	Level 1
Short-term investments	Short-term investments	HFT-A	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$15,895	$9,491	Level 1
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange loss (gain). Impairments are recognized as general and administration expense	$117,051	$123,794	Not applicable
Derivative assets	Derivative instruments	HFT-B	Loss (gain) on derivative instruments	$16,113	$15,204	Level 2
Derivative liabilities	Derivative instruments	HFT-B	Loss (gain) on derivative instruments	$(1,772)	$-	Level 2
Reclamation fund investments	Reclamation fund	HFT-A	Other income or expense	$69,003	$63,399	Level 1
Portfolio investments	Long-term investments 1	HFT-A	Other income or expense	$4,342	$4,579	Level 1
Payables	Accounts payable and accrued liabilities. Distributions payable to unitholders	OTH	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$(212,742)	$(192,652)	Not applicable
Long-term debt	Long-term debt	OTH	Interest	$(159,723)	$(197,651)	Not applicable
Long-term debt	Amount due pursuant to acquisition	OTH	None	$(111,402)	-	Not applicable
1 See note 16 for a reconciliation of the long-term investments account

2009 Audited Annual Financial Statements – Exhibit 99.3

20.   FINANCIAL INSTRUMENTS (Continued)

Accounting designations used in the above table:

HFT-A – Designated by the Trust as “Held for trading” upon initial recognition.  Financial assets and liabilities designated as “Held for trading” are carried at fair value on the consolidated balance sheets with gains and losses associated with fair value adjustments recognized in net earnings.

HFT-B – Classified as “Held for trading” in accordance with Section 3855 of the CICA Handbook.  As with HFT-A instruments, these financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR – “Loans and receivables” are initially recognized at fair value and subsequently are measured at amortized cost.  Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH – “Other financial liabilities” are initially recognized at fair value and subsequently are measured at amortized cost.  Interest is recognized in net earnings using the effective interest method.  Foreign exchange gains and losses are recognized in net earnings.

Level 1– Fair value measurement is determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2– Fair value measurement is determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly.

Level 3– Fair value measurement is based on inputs for the asset or liability that are not based on observable market data.

Determination of Fair Values

The level in the fair value hierarchy into which the fair value measurements are categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.  Fair values for derivative assets and derivative liabilities are determined using option pricing models incorporating future prices that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk.  Fair values for portfolio investments and reclamation fund investments are determined by reference to published price quotations in active markets.  The carrying value of cash equivalents, receivables and payables approximate their fair value due to their short maturities.  The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.  The amount due pursuant to acquisition was determined by calculating the expected value of the future payment due to the vendor based on management’s best estimates associated with the timing of first commercial gas and discounting the resulting amount.  The discount rate used to present value this obligation was 8%, which is the Trust’s best estimate of the interest rate that would result from an arm’s length borrowing transaction associated with the purchase of these assets.

Nature and Extent of Risks Arising From Financial Instruments

Vermilion is exposed to the following types of risks in relation to its financial instruments:

Credit risk:
Vermilion extends credit to customers and the Trust may, from time-to-time, be due amounts from counterparties in relation to derivative instruments.  Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation.  For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security.  Cash held on behalf of the Trust by financial institutions is also subject to credit risk related to the credit profile of those institutions.

2009 Audited Annual Financial Statements – Exhibit 99.3

20.  FINANCIAL INSTRUMENTS (Continued)

Currency risk:
Vermilion conducts business in currencies other than Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash, receivables, payables, derivative assets and liabilities and reclamation fund investments.  The impact related to working capital is somewhat mitigated as a result of the offsetting effects of foreign exchange fluctuations on assets and liabilities.  Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.  At present, the Trust does not have any derivative instruments in place with respect to currency risk.

Commodity price risk:
Vermilion uses financial derivatives as part of its risk management program associated with the effects of changes in commodity prices on future cash flows.  Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

Equity price risk:
The Trust holds investments in equity securities in its reclamation fund.  In addition, at December 31, 2009, the Trust held portfolio investments in equity securities with a fair value of $4.3 million (2008 - $4.6 million).  The fair value of these instruments is exposed to changes in the prices of the underlying equities.

Interest rate risk:
Vermilion’s debt is primarily comprised of short-term bankers acceptances that bear interest at market rates.  Accordingly, Vermilion’s exposure to interest rate risk in relation to its long-term debt at the balance sheet date is not material.  The fair value of the bonds and debt securities that Vermilion holds in its reclamation fund is subject to interest rate risk.

Liquidity risk:
Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities.  The Trust does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

Vermilion does not consider there to be a present risk in relation to funds available to the Trust under its committed borrowing facility.

The nature of these risks and the Trust’s strategy for managing these risks has not changed significantly from the prior period.

Summarized Quantitative Data Associated with the Above Risks

Credit risk:
As at December 31, 2009, Vermilion’s maximum exposure to receivable credit risk was $133.2 million (2008 – $139.0 million) which is the aggregate value of receivables and derivative assets at the balance sheet date.  Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings; Vermilion has satisfactorily reviewed the counterparty for creditworthiness.  In addition, at December 31, 2009, Vermilion had $99.1 million in cash on deposit at banks and $15.9 million in short-term guaranteed investment certificates (2008 - $67.2 million and $9.5 million, respectively).

As at the balance sheet date, the amount of financial assets that were past due or impaired was not material and no amounts have been provided for as an allowance against potentially uncollectable amounts.

2009 Audited Annual Financial Statements – Exhibit 99.3

20.  FINANCIAL INSTRUMENTS (Continued)

Liquidity risk:
The following table summarizes Vermilion’s undiscounted financial liabilities and their contractual maturities as at December 31, 2009 and 2008:

		Later than one	Later than three	Later than one
	Not later	month and not later	months and not later	year and not later
Due in (from balance sheet date)	than one month	than three months	than one year	than five years
December 31, 2009:
Non-derivative financial liabilities	117,911	84,911	9,920	302,691
December 31, 2008:
Non-derivative financial liabilities	123,718	63,805	5,129	197,651

The Trust’s derivative liabilities settle on a monthly basis.

Market risk:
The Trust is exposed to currency risk related to changes in foreign currency denominated financial instruments, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities.  The following table summarizes what the impact on net earnings before tax would be for the years ended December 31, 2009 and 2008 given changes in the relevant risk variables that the Trust considered were reasonably possible at the balance sheet date.  The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Year ended December 31, 2009:

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk – Euro to Canadian
Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on December 31, 2009.

Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on December 31, 2009.
		$ $	(3,283) 3,283

Currency risk – US $ to Canadian
Increase in strength of the Canadian dollar against the US $ by 5% over the relevant closing rates on December 31, 2009.

Decrease in strength of the Canadian dollar against  the US $ by 5% over the relevant closing rates on December 31, 2009.
		$ $	1,495 (1,495)

Currency risk – AUD to Canadian
Increase in strength of the Canadian dollar against the AUD $ by 5% over the relevant closing rates on December 31, 2009.

Decrease in strength of the Canadian dollar against the AUD $ by 5% over the relevant closing rates on December 31, 2009.
		$ $	(1,190) 1,190

Commodity price risk
Increase in relevant oil reference price at December 31, 2009 by US $5.00/bbl within option pricing models used to determine the fair value of derivative positions.

Decrease in relevant oil reference price at December 31, 2009 by US $5.00/bbl within option pricing models used to determine the fair value of derivative positions.
		$ $	1,788 (2,264)

2009 Audited Annual Financial Statements – Exhibit 99.3

20.  FINANCIAL INSTRUMENTS (Continued)

Year ended December 31, 2008:

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk – Euro to Canadian
Increase in strength of the Canadian dollar against the Euro by 10% over the relevant closing rates on December 31, 2008.

Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on December 31, 2008.
		$ $	(3,527) 1,763

Currency risk – US $ to Canadian
Increase in strength of the Canadian dollar against the US $ by 10% over the relevant closing rates on December 31, 2008.

Decrease in strength of the Canadian dollar against  the US $ by 5% over the relevant closing rates on December 31, 2008.
		$ $	(5,584) 2,792

Currency risk – AUD to Canadian
Increase in strength of the Canadian dollar against the AUD $ by 10% over the relevant closing rates on December 31, 2008.

Decrease in strength of the Canadian dollar against the AUD $ by 5% over the relevant closing rates on December 31, 2008.
		$ $	(1,234) 617

Commodity price risk
Increase in relevant oil reference price at December 31, 2008 by US $5.00/bbl within option pricing models used to determine the fair value of derivative positions.

Decrease in relevant oil reference price at December 31, 2008 by US $5.00/bbl within option pricing models used to determine the fair value of derivative positions.
		$ $	146 (59)

Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the years ended December 31, 2009 and 2008.

21.  ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

On February 13, 2008, the Accounting Standards Board (“AcSB”) confirmed that the transition date to IFRS from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises such as Vermilion.

In January 2009, the CICA issued Section 1582 – “Business Combinations”, Section 1601– “Consolidated Financial Statements” and Section 1602 – “Non-controlling Interests”.   These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners, members or participants. Finally, acquisition costs are not part of the consideration and, with the exception of trust unit issue costs, acquisition-related costs are to be expensed when incurred.  Vermilion is currently assessing the potential impact and whether or not it will elect to adopt these standards in advance of the transition to IFRS.

2009 Audited Annual Financial Statements – Exhibit 99.3

22.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Trust have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).  The significant differences, as they apply to the Trust, are shown below.

The application of U.S. GAAP would have had the following effect on net earnings:

	2009	2008
Net earnings and comprehensive income as reported under Canadian GAAP	$185,498	$229,189
Differences having the effect of increasing (decreasing) net earnings
Unit based compensation (a)	(10,427)	(9,715)
Non-controlling interest adjustment (c)	17,977	22,526
Depletion, depreciation and accretion (c and d)	(284,736)	(503,598)
Equity method accounting adjustments (e)	(28,626)	(8)
Deferred tax consequences of U.S. GAAP adjustments	73,702	144,372
Net (loss) and comprehensive (loss) under U.S. GAAP	(46,612)	(117,234)
Deficit, beginning of year, under U.S. GAAP	(1,377,857)	(1,697,655)
Distributions declared (Canadian and U.S. GAAP)	(166,385)	(158,674)
Temporary equity adjustment to deficit (b and f)	(519,696)	595,706
Deficit, end of year, under U.S. GAAP	$(2,110,550)	$(1,377,857)
Net (loss) per trust unit under U.S. GAAP
Basic	$(0.58)	$(1.53)
Diluted	$(0.58)	$(1.53)
Weighted average trust units outstanding
Basic (c)	79,685,037	76,656,385
Diluted (c)	79,685,037	76,656,385

The application of U.S. GAAP would have had the following effect on the consolidated balance sheets:

CONSOLIDATED BALANCE SHEETS	2009	2009	2008	2008
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
ASSETS
Current
Cash and cash equivalents	$99,066	$99,066	$67,231	$67,231
Short-term investments	15,895	15,895	9,491	9,491
Accounts receivable	117,051	117,051	123,794	123,794
Crude oil inventory	5,235	5,235	12,167	12,167
Derivative instruments	8,217	8,217	11,638	11,638
Prepaid expenses and other	11,422	11,422	15,852	15,852
	256,886	256,886	240,173	240,173
Derivative instruments	7,896	7,896	3,566	3,566
Future income taxes	119,714	297,132	-	-
Long-term investments (e)	4,342	4,342	63,752	92,378
Goodwill	19,840	19,840	19,840	19,840
Reclamation fund	69,003	69,003	63,399	63,399
Capital assets (c and d)	1,606,995	780,868	1,407,629	869,403
	$2,084,676	$1,435,967	$1,798,359	$1,288,759

2009 Audited Annual Financial Statements – Exhibit 99.3

22.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continuted)

CONSOLIDATED BALANCE SHEETS (Continued)	2009	2009	2008	2008
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
LIABILITIES
Current
Accounts payable and accrued liabilities	$197,633	$197,633	$179,312	$179,312
Unit based compensation liability (a)	-	23,772	-	17,756
Distributions payable to unitholders	15,109	15,109	13,340	13,340
Derivative instruments	1,772	1,772	-	-
Income taxes payable	2,366	2,366	57,623	57,623
Future income taxes	683	683	-	-
	217,563	241,335	250,275	268,031
Long-term debt	159,723	159,723	197,651	197,651
Amount due pursuant to acquisition	111,402	111,402	-	-
Asset retirement obligations	237,110	237,110	265,101	265,101
Unit based compensation liability (a)	-	9,737	-	9,210
Future income taxes	218,764	174,586	245,799	98,698
	944,562	933,893	958,826	838,691
Non-controlling interest - exchangeable shares (c)	100,824	-	84,523	-
Temporary equity (a, b and c)	-	2,612,624	-	1,827,925

UNITHOLDERS’ EQUITY
Unitholders’ capital (b)	711,667	-	444,353	-
Contributed surplus	30,413	-	29,698	-
Retained earnings (deficit)	297,210	(2,110,550)	280,959	(1,377,857)
	1,039,290	(2,110,550)	755,010	(1,377,857)
	$2,084,676	$1,435,967	$1,798,359	$1,288,759

a)	Unit based compensation

Under U.S. GAAP, the Trust’s unit based compensation plans are accounted for as liability plans whereas under Canadian GAAP the plans are considered equity plans.  Under equity plan accounting, a fair value is determined for a unit based compensation award at the date of grant.  Liability plan accounting requires that the fair value associated with a unit based award be remeasured at each reporting date until settlement with the corresponding changes in fair value reflected in net earnings.

In the case of unit rights incentive plan awards, the Trust considers that settlement has occurred after the employee has been subject to the risks and rewards of trust unit ownership for a reasonable period of time after the unit right has been exercised.  For trust unit awards, settlement is considered to have occurred after the employee has been subject to the risks and rewards of trust unit ownership for a reasonable period of time after the trust unit has vested.  For both types of awards, the fair value of the award is reclassified to temporary equity upon settlement.

All remaining unit rights incentive plan awards were exercised in 2009 and accordingly, the fair value of the remaining liability associated with these awards was calculated using the intrinsic value method.

The fair value of trust unit awards was determined using a Monte Carlo simulation model integrating historical market performance data in relation to the Trust and certain peer entities and incorporating management’s estimates as follows:

	2009	2008
Risk free interest rate	1.43%	1.21%
Estimated annual forfeiture rate	13.26%	7.75%

2009 Audited Annual Financial Statements – Exhibit 99.3

22.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continuted)

b)	Temporary equity

As trust units are redeemable on demand for cash and as exchangeable shares can only be redeemed for trust units under the terms of the Trust Indenture, U.S. GAAP requires that trust units and exchangeable shares be carried at their redemption value outside of permanent equity.  Changes in the redemption value are reflected as adjustments to retained earnings.  Under Canadian GAAP, the trust units are considered permanent equity.

c)	Non-controlling interest adjustment

Under Canadian GAAP, exchangeable shares are classified as non-controlling interest to reflect a minority ownership in a subsidiary of the Trust.  As these exchangeable shares will ultimately be converted into trust units (see Note 10), they are classified as temporary equity under U.S. GAAP.  Accordingly, non-controlling interest net income as recorded under Canadian GAAP is eliminated.  Increases to capital assets recorded during the year ended December 31, 2009 of $3.2 million (2008 - $14.8 million) related to the conversion of exchangeable shares, as well as the related future income taxes and depletion and depreciation effects, have been eliminated.

Under U.S. GAAP, the exchangeable shares are included in the calculation of basic weighted average trust units outstanding whereas under Canadian GAAP they are only incorporated into diluted weighted average trust units outstanding.

d)	Ceiling test

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10% (based on the average of the first of the month price for the 12-month period prior to the balance sheet date), plus the cost of properties not being amortized (for example, major development projects) net of the income tax effects related to the difference between book and tax basis.  Under Canadian GAAP, an impairment loss occurs when the carrying amount of the Trust’s property, plant and equipment exceeds the estimated undiscounted future net cash flows associated with the Trust’s proved reserves.  If an impairment loss is determined to have occurred, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust’s proved and probable reserves are charged to income.  The application of the impairment test under U.S. GAAP at December 31, 2009 resulted in a writedown of capitalized costs of $363.2 million on a before-tax basis which is reflected as additional depletion expense.  The application of the impairment test under U.S. GAAP at December 31, 2008 resulted in a writedown of capitalized costs of $504.6 million on a before-tax basis.

e)	Equity method accounting adjustments

On December 21, 2009, Vermilion completed the sale of its 18.8 million shares of Verenex at $7.29 per share resulting in net proceeds to the Trust of $136.5 million.  The gain associated with this sale transaction was $80.5 million under Canadian GAAP.  Due to differences in the carrying value of its investment in Verenex related to previous dilutions gains and historical depletion adjustments, the gain associated with this sale was $51.8 million under U.S. GAAP.

f)	Repurchase of units

During the year ended December 31, 2008 the Trust acquired and then cancelled 45,600 of its own units pursuant to a normal course issuer bid.  Under Canadian GAAP, an adjustment to retained earnings is required to reflect the difference between the consideration paid by the Trust and the book value of the related trust units.  As the trust units are reflected as temporary equity under U.S. GAAP and are carried at the redemption value, there was no difference between the book value of the trust units acquired and the consideration paid by the Trust and accordingly no retained earnings adjustment was required under U.S. GAAP.

2009 Audited Annual Financial Statements – Exhibit 99.3

22.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continuted)

g)	Effect on statements of cash flows

The Trust presents a subtotal before changes in non-cash operating working capital and asset retirement costs incurred in the consolidated statement of cash flows. This subtotal would not be presented in a cash flow statement prepared in accordance with U.S. GAAP.

h)	Recently adopted U.S. Accounting Standards

•
In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative accounting guidance which established the FASB Accounting Standards Codification (“Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities.  All guidance contained in the Codification carries an equal level of authority. The authoritative accounting guidance recognized that rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Trust adopted the provisions of the authoritative accounting guidance on July 1, 2009.  The adoption did not have a material impact on the Trust’s consolidated financial statements.

•
On January 1, 2009 the Trust adopted FASB ASC 805, “Business Combinations”. ASC 805 establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.  ASC 805 also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 also provides guidance for recognizing changes in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals that result from a business combination transaction as adjustments to income tax expense. ASC 805 had no material impact on the Trust’s consolidated financial statements as the Trust did not enter into any business combinations during the year.

•
In April 2009, the FASB issued updated guidance related to business combinations, which is included in ASC 805-20, Business Combinations, “Identifiable Assets, Liabilities and Any Non-controlling Interest”.  ASC 805-20 amends and clarifies ASC 805 to address application issues regarding initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. In circumstances where the acquisition date fair value for a contingency cannot be determined during the measurement period and it is concluded that it is probable that an asset or liability exists as of the acquisition date and the amount can be reasonably estimated, a contingency is recognized as of the acquisition date based on the estimated amount. ASC 805-20 became effective for the Trust on January 1, 2009.  ASC 805-20 had no material impact on the Trust’s consolidated financial statements as the Trust did not enter into any business combinations during the year.

•
Effective January 1, 2009 the Trust prospectively adopted the new reserve requirements that arose from the completion of the SEC’s project, “Modernization of Oil and Gas Reporting”.  The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes.  Additionally, oil and gas reserves are reported using an average price based upon the prior 12-month period rather than year-end prices.  The new rules affect the reserve estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes. The application of the ceiling test under U.S. GAAP at December 31, 2009 utilizing these revised requirements resulted in a writedown of capitalized costs (See note (d), above).

2009 Audited Annual Financial Statements – Exhibit 99.3

22.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continuted)

•
On January 1, 2009 the Trust adopted FASB ASC 810-10-65, “Transition Related to FASB Statements No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, and No. 164, Not-for-Profit Entities: Mergers and Acquisitions” which establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the consolidated statement of earnings; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. The adoption of this standard did not have a material impact on the Trust’s consolidated financial statements.

•
In 2009, the Trust adopted FASB ASC 855, “Subsequent Events”.  ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of ASC 855 did not have a material impact on the Trust’s consolidated financial statements.

i)	Recently issued U.S. Accounting Standards

•
On June 12 2009, the FASB issued SFAS 167 “Amendments to FASB Interpretation No. 46(R)”.  The statement amends the consolidation guidance that applies to variable interest entities, which is effective for fiscal years beginning after November 15, 2009.  The amendments will significantly affect the overall consolidation analysis under ASC 810-10.  The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The Trust is assessing the impact these new rules will have on its consolidated financial statements.

•
In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09 “Subsequent Events (Topic 855)”.  This ASU defines the term “SEC filer” and requires that SEC filers evaluate subsequent events through the date the financial statements are issued.  The Trust does not anticipate that this ASU will have a material impact on its consolidated financial statements.

2009 Audited Annual Financial Statements – Exhibit 99.3

TRUST INFORMATION

DIRECTORS

Larry J. Macdonald 1, 2, 3, 4, 5
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson 2, 3
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich 2, 4, 5
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi 2, 3
Chairman,
Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.
Calgary, Alberta

William F. Madison 2, 4, 5
Sugar Land, Texas

Timothy R. Marchant 3, 4, 5
Calgary, Alberta

1           Chairman of the Board
2           Audit Committee
3           Governance and Human Resources Committee
4           Health, Safety and Environment Committee
5           Independent Reserves Committee

ANNUAL GENERAL MEETING

May 7, 2010 at 10:00 a.m.
The Ballroom
Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

OFFICERS AND KEY PERSONNEL

CANADA
Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Paul L. Beique
Vice President Capital Markets

Mona Jasinski, M.B.A., C.H.R.P.
Vice President People

Raj C. Patel, P.Eng.
Vice President Marketing

Daniel Goulet, P.Eng.
Director Production and Operations

Cameron A. Hercus, MSc
Director Exploitation and New Growth

Dean N. Morrison, CFA
Director Investor Relations

Robert (Bob) J. Engbloom, LL.B
Corporate Secretary

EUROPE
Peter Sider, P.Eng.
Vice President European Operations

David Burghardt, P.Eng.
Director Exploitation

Scott Ferguson, P.Eng.
Director European Operations

AUSTRALIA
Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Canadian Imperial Bank of Commerce
Calgary, Alberta

Citibank N.A., Canadian Branch
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VET.UN

INVESTOR RELATIONS CONTACT
Paul L. Beique
Vice President Capital Markets

HEAD OFFICE
2800, 400 – 4TH Avenue S.W.
Calgary, Alberta  T2P 0J4
403.269.4884 TEL
403.264.6306 FAX
1.866.895.8101 TOLL FREE
investor_relations@vermilionenergy.com
www.vermilionenergy.com

2009 Audited Annual Financial Statements – Exhibit 99.3